UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 29, 2015

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Second Quarter 2015

and Six-Month Period ended June 30, 2015

FOR IMMEDIATE RELEASE: Tuesday July 29, 2015

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 115.0 million, or Ps. 0.145 per share (Ps. 0.724 per ADS), for the second quarter ended June 30, 2015, similar to the results recorded in the same period of 2014.

Comprehensive income for the six-month period ended June 30, 2015 amounted to Ps. 160.0 million, or Ps. 0.201 per share (Ps. 1,007 per ADS), compared with a net income of Ps. 37.3 million, or Ps. 0.047 per share (Ps. 0.235 per ADS), recorded in the same period last year.

The increase in net income during the first half was mainly attributed to the variation in the financial results amounting to Ps. 192.4 million in the period 2015 compared to Ps. 542.4 million reported in the first half of 2014. This variation of Ps. 350.0 million, or 65.4%, is related to lower depreciation of the Argentine peso during 2015 and the lower net liability position in US dollar, which includes the financial debt obtained to finance the acquisition of its fixed assets (90% of which corresponds to the Natural Gas Transportation business segment).

Operating income continued its negative trend, and decreased during the first half of 2015 by 29.9% to Ps. 414.7 million, from Ps. 591.8 million reported in the first half of 2014. In addition, net revenues reached Ps. 1,948.2 million, a decrease of 11.5% over the first half of 2014. The decrease in operating income was mainly due to the sharp drop in international reference prices of liquids occurred since the last quarter of 2014. Although revenues increased due to the two tariff increases authorized by the National Gas Regulatory Body (“ENARGAS”) through Resolutions No. I-2852/14 of April 7, 2014 (the “Resolution I-2852”) and No. I-3347/15 of June 5, 2015 (the “Resolution I-3347”), the recovery of the operating income for the Natural Gas Transportation business segment of Ps. 26.3 million was insufficient.

It is worth highlighting that the tariff increases mentioned above, with a minimum impact on end-users, were the first received since 1999. Due to the persistent increase in operating costs, the increase represented a significant support in the short term to temporarily improve the economic situation of the Company while it continued negotiations -both in administrative and judicial proceedings- with the aim of signing the Overall Renegotiation Agreement (the "Comprehensive Agreement").

Second Quarter 2015 vs. Second Quarter 2014

For the second quarter ended June 30, 2015, TGS posted total net revenues of Ps. 982.4 million, compared to Ps. 961.4 million recorded in the same period of 2014, representing a Ps. 21.0 million, or 2.2% increase.

The Natural Gas Transportation business segment represented approximately 27% and 20% of TGS’ total revenues during the second quarter of 2015 and 2014, respectively. Following the implementation of the Public Emergency Law No. 25,561 in 2002, TGS received an increase only for its regulated natural gas transportation tariff. The new rate schedule established a cumulative increase of 20% starting August 1, 2014. The publication of the tariff chart partially implements the 2008 Transitional Agreement, and states that the increase should have been in effect since September 1, 2008. The changes introduced in the tariff chart have not been enough to address the problem, as the implemented increase is insignificant compared to the unrelenting operating cost increase since 1999. As a result, the Company has filed judicial and administrative appeal against the breach of the aforementioned agreement.

This business segment is subject to the ENARGAS regulation.

Natural Gas Transportation revenues are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government in order to expand the capacity of the Argentine natural gas transportation pipeline system. In addition, in November 2005 ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly related to the pipeline expansions owned by the Gas Trusts. Since its inception, the CAU has only been adjusted in May 2015, failing to offset the increases in the operating costs recorded since the time of its creation in 2005.

The Production and Commercialization of Liquids segment revenue decreased by Ps. 56.2 million in the second quarter of 2015 compared with the same period of the previous year, mainly due to the fall in international reference prices, which started in the fourth quarter of 2014 and have continued thus far in 2015. This negative effect was partially offset by an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar, and an increase in the volumes exported by TGS’ own account.

Liquids Production and Commercialization revenues accounted for approximately 65% and 73% of the total revenues in the second quarter of 2015 and 2014, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

Other Services revenues increased by Ps. 2.2 million in the second quarter of 2015 compared to the same period of 2014. This increase was mainly due to higher revenues from steam generation and the management of expansion works carried out by the trust created for that purpose by the National Government in 2006. Both effects were partially compensated by lower telecommunication services.

The Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 8% and 7% of the net revenues in the second quarter of 2015 and 2014, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses increased by approximately Ps. 22.9 million in the second quarter of 2015 from the same period of 2014. This variation is mainly attributed to higher labor costs and other operating costs. These effects were partially offset by lower tax on export charges after the enactment of Resolutions No. 1,077/2014 issued by the Ministry of Economy and Finance and No. 60/2015 issued by the Federal Energy Bureau, which introduced changes to the tax rate applicable to the withholding tax on exports of propane, butane and natural gasoline. After the enactment of these modifications, the minimum tax rate is 1%. The reduction in the tax on export rate could reduce the negative impact of the sharp decline in the international reference prices.

In the second quarter of 2015, the negative financial results had a negative variation of Ps. 5.5 million, or 7.2% from the same period of 2014. This variation was mainly due to lower interest on financial assets as a result of lower invested capital during the second quarter of 2015 after the cancellation of principal and interest in May 2014 and 2015 of the notes issued by the Company (90% of which correspond to the Natural Gas Transportation business segment) and the negative impact of the financial results for derivative financial instruments during the second quarter of 2014.

First Half 2015 vs. First Half 2014

For the six-month period ended June 30, 2015, the Company recorded a total net revenue of Ps. 1,948.2 million, in comparison with the Ps. 2,201.5 million recorded in the same period last year, representing a decrease of Ps. 253.3 million, or 11.5%.

Natural Gas Transportation revenues for the first half of 2015 increased Ps. 122.1 million (33.8% vs. 2014 first half). The increase is mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved by Resolution I-2852 and I-3347 necessary to achieve stabilized temporarily the net revenues of this business segment until the signing of the Integral Agreement is reached, and (ii) higher natural gas transportation services to export customers.

Liquids Production and Commercialization segment revenues decreased Ps. 366.7 million in the first half of 2015 when compared to the same period last year, mainly due to the fall in international prices, which started in the fourth quarter of 2014 and have continued thus far in 2015. This negative effect was partially offset by an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and an increase in the volumes sold by TGS’ own account.

Other Services revenues decreased by Ps. 8.7 million or 5.9% in the first half of 2015 when compared to the first half of 2014 primarily due to lower telecommunication services and compression natural gas. These effects were partially offset by higher steam generation services.

Operating costs, administrative and selling expenses decreased approximately Ps. 84.9 million, or 5.3% in the first half of 2015 when compared to the same period last year. This variation is mainly attributed to lower tax on export charges mentioned above. This effect was partially offset by higher labor costs and other operating costs.

Negative financial expenses for the six months ended June 30, 2015 amounted to Ps. 192.4 million, compared to Ps. 542.4 million reported in the same period in 2014. This decrease of Ps. 350.0 million mainly due to lower losses generated by the impact the variation that the Argentine peso exchange rate had against the US dollar during the first half of 2015 and lower negative result from the financial derivatives. These positive effects were partially offset by the decrease in interest on financial assets.

As of June 30, 2015, the foreign exchange rate was Ps. 9.088 per US dollar, showing a 6.3% of increase with respect to the exchange rate at the end of 2014. Meanwhile, as of June 30, 2014, Argentine peso depreciated 24.7% (or Ps. 1.61 = US$ 1.00) from the end of 2013.

Liquidity and Capital Resources

For the six month period ended June 30, 2015, cash and cash equivalents decreased by Ps. 226.4 million. This decrease was mainly due to the cancellation of the second installment of the principal of the notes made in May 2015 by using the net cash flow from the operations. Meanwhile, the cash flow generated from the operating activities totaled Ps. 102.2 million. Finally, the cash used in investing activities amounted to Ps. 42.8 million as a result of payments made for the acquisition of property, plant and equipment, net of the cash flow generated by financial assets not considered cash and cash equivalents.

Please see the attached tables for additional financial and operating information.

TGS operates a natural gas pipeline system of approximately5,600 miles, with a current firm contracted capacity of approximately 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) PEPCA S.A. (formerly EPCA S.A.), which belongs to Pampa Energía S.A.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended June 30, 2015 and 2014

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the six-month periods ended June 30, 2015 and 2014

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

# Transportadora de Gas del Sur S.A.

## Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2015 and 2014

(In millions of Argentine pesos)

| | 2015 | 2014 |
|---|---|---|
| **Cash flows provided by operating activities** | | |
| Total comprehensive income for the period | 160.0 | 37.3 |
| **Reconciliation of net income to cash flows provided by operating activities:** | | |
| Depreciation of property, plant and equipment | 129.8 | 125.9 |
| Consumption of materials | 2.7 | 1.3 |
| Increase in allowances and provisions | 13.5 | 5.5 |
| Share of profit from associates | 0.0 | (2.6) |
| Interest expense accrual | 136.7 | 152.9 |
| Interest income on Other financial assets other than cash and cash equivalents | (19.4) | (7.0) |
| Income tax | 62.2 | 14.8 |
| Derivative financial instrument results | 15.2 | 69.3 |
| Foreign exchange loss | 115.3 | 433.4 |
| **Changes in assets and liabilities:** | | |
| Trade receivables | (56.7) | (0.9) |
| Other receivables | (43.8) | (17.3) |
| Inventories | (26.9) | (11.9) |
| Trade payables | (118.2) | (0.4) |
| Payroll and social security taxes | (7.7) | (9.9) |
| Taxes payable | (14.3) | (37.9) |
| Income tax | (38.7) | (24.0) |
| Other payables | (0.7) | 0.9 |
| Provisions | (3.3) | 0.0 |
| Interest paid | (117.0) | (93.0) |
| Income tax paid | (5.8) | (14.7) |
| Derivative financial instruments | (44.0) | (42.8) |
| Advances from customers | (36.7) | 50.8 |
| **Cash flows provided by operating activities** | **102.2** | **629.7** |
| **Cash flows used in investing activities** | | |
| Additions to property, plant and equipment | (194.2) | (157.9) |
| Financial assets other than cash equivalents | 151.4 | 29.6 |
| **Cash flows used in investing activities** | **(42.8)** | **(128.3)** |
| **Cash flows used in financing activities** | | |
| Payment of loans | (285.8) | (762.4) |
| **Cash flows used in financing activities** | **(285.8)** | **(762.4)** |
| **Net decrease in cash and cash equivalents** | **(226.4)** | **(261.0)** |
| **Cash and cash equivalents at the beginning of the year** | **789.4** | **893.8** |
| **Foreign exchange gains on cash and cash equivalents** | **14.9** | **42.0** |
| **Cash and cash equivalents at the end of the period** | **577.9** | **674.8** |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: July 29, 2015